[Letterhead of Sirius Satellite Radio Inc.]
VIA EDGAR AND FACSIMILE

October 1, 2007

Re:	Sirius Satellite Radio Inc. Registration Statement on Form S-4 File No. 333-144845
Division of Corporation Finance
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: John Zitko, Esq.
Dear Mr. Zitko:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sirius Satellite Radio Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, so that it will become effective at 4:00 p.m. Eastern time on October 3, 2007 or as soon thereafter as is practicable.
     The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-2-	October 1, 2007

Very truly yours, SIRIUS SATELLITE RADIO INC.
By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

cc:	Securities and Exchange Commission
     Larry Spirgel, Esq.
     Dean Suehiro

Simpson Thacher & Bartlett LLP
     Gary L. Sellers, Esq.

XM Satellite Radio Holdings Inc.
     Joseph M. Titlebaum, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Thomas Kennedy, Esq.